

May 31, 2012

Via E-mail
Mark D. McLaughlin
President and CEO
Palo Alto Networks, Inc.
3300 Olcott Street
Santa Clara, CA 95054

> **Re: Palo Alto Networks, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed on May 10, 2012**
> **File No. 333-180620**

Dear Mr. McLaughlin:

We have reviewed your amended registration statement and have the following comments. References to prior comments are to those in our letter dated May 3, 2012.

Prospectus Summary

Risks Affecting Us, page 5

1.   We note your response to prior comment 6. After the number of shares to be offered has been determined, please revise the last bullet point in this section to disclose the aggregate percentage of the company's common stock held by directors, executive officers and principal stockholders.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 54

2.   We note your response to prior comment 14. Please revise your disclosures to clarify the extent to which increases in product and service revenues were attributable to increases in prices. Explain your consideration of providing disclosures to discuss the average sales price of your products and services. In addition, tell us your consideration of including quantitative and qualitative disclosures that discuss the impact of gross margin distinctions between sales of higher and lower throughput products as well as gross margin distinctions for subscriptions, which typically have higher gross margins than support and maintenance services. For example, where you discuss services margin increases being due to higher margin subscription sales in the interim period ended January 31, 2012, you then disclose the services margin increase in the year ended July 31, 2011 as due to an increase in support and maintenance and subscription sales

margins. The quantitative contribution and any material trends between the two service elements is not clearly disclosed. We refer you to Item 303(a)(3)(ii) and (iii) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

3.   Please revise your disclosures to quantify the increases in product and service revenues attributable to new end-customers compared with existing end-customers. This appears to be important information necessary to an understanding of your results of operations and business. We refer you to Section III.B.3 of SEC Release 33-8350.

4.   We note your response to prior comment 15. Please revise to provide a more detailed explanation of the underlying reasons for material changes in revenues by geographic area. Explain why your revised disclosures do not include a discussion of the reasons for the increase in revenues in the EMEA during the six month period ended January 31, 2012 compared with the six month period ended January 31, 2011. In addition, please revise your disclosures to explain why revenues increased in the APAC during fiscal 2011 compared with fiscal 2010.

5.   We note your revised disclosures in response to prior comment 16. Please revise your disclosures to quantify the impact that you expect unrecognized compensation expense to have on your future results of operations.

6.   Please consider removing the duplicate disclosures on page 56 regarding the increase in service revenues for the six month period ended January 31, 2012 compared with the six month period ended January 31, 2011.

Critical Accounting Policies and Estimates

Revenue Recognition, page 68

7.   We note your response to prior comment 19. Please revise your critical accounting policy for revenue recognition to describe in greater detail the significant estimates and assumptions used to determine the estimated selling price for the deliverables in your multiple element arrangements. In this respect, you should expand your disclosures to further explain how you establish BESP primarily based on historical transaction pricing by product as a percentage of list prices and also consider several other internal and external factors including pricing practices, margin objectives, competition, and the geographies in which you offer your products and services, and the type of sales channel. We refer you to Section V of SEC Release No. 33-8350.

Common Stock Valuations, page 70

8.   We note your response to prior comment 20 and your disclosures that indicate using the straight-line methodology provides the most reasonable conclusion for valuations of your common stock on interim dates between contemporaneous third-party valuations. We believe this suggests that you have used a straight-line approach as a valuation

methodology to determine the fair value of your common stock at the various grant dates. Please revise your disclosure to clarify that this is a straight-line calculation and not a valuation methodology.

9.   We note your revised disclosures in response to prior comment 22. Please revise your disclosures to further explain how you selected comparable public peer companies in the information security industry. In this respect, you should more clearly describe how you considered the business size, market share, growth rates and historical operating results when selecting comparable companies. In addition, your disclosures should also explain any other factors that you considered in determining your selection of the closest comparable companies.

10.   Please clarify your use of the market-based approach in determining the enterprise value of your company. In this respect, we note from your disclosures that the contemporaneous third-party valuations are determined based on the income approach at each respective valuation date. In addition, please revise your disclosures to explain how you adjust the revenue multiples for comparable companies based on your assessment of the strengths and weaknesses of your company relative to the comparable companies.

11.   We note your response to prior comment 24. Please revise your disclosures to quantify how changes in the discount rate and non-marketability discount and weightings between valuation methods impacted the fair value determination at each respective valuation date.

Business

Sales and Marketing, page 95

12.   We note your response to prior comment 26. Please disclose in this section that two channel partners represented 29% of your total revenue in 2011 and briefly discuss any material arrangements with these partners.

Executive Compensation

Corporate Performance Measures, page 112

13.   We note your response to prior comment 29 regarding the competitive harm that you believe would result from disclosure of your bookings and adjusted operating income targets; however, we are unable to concur with your position that disclosure of the goals for a completed financial period reasonably threatens competitive harm. In this regard, it is unclear from your response how competitors could pull together sufficiently-specific information about your future operations, strategy or executive compensation plans from the disclosure of a prior year's performance goals to cause you competitive harm. In your response letter, please address with greater specificity how the disclosure of each of the performance targets might be expected to affect the particular business decisions of

your competitors and, in so doing, would result in substantial competitive harm to the company. In the alternative, please revise this section to disclose the bookings and adjusted operating income targets for your 2011 bonus plan.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-10

14.   We note your expanded disclosures in response to prior comment 31. Please revise your disclosures to clarify how you determine VSOE for each of the undelivered elements contained in your software arrangements. As part of your response, explain how you determine the contractual service period over which to recognize the entire arrangement fee when you are not able to establish VSOE for one or more of the undelivered elements. We refer you to ASC 985-605-25-6 and 25-66 through 25-73.

Note 10. Net Income (Loss) Per Share

Unaudited Pro Forma Net Income (Loss) Per Share, page F-24

15.   We note your revised disclosures in response to prior comment 18 that indicate share-based compensation expense was excluded because you would not have recorded a significant amount of expense related to these awards. Explain and disclose your consideration of Rule 11-02(b)(5) of Regulation S-X. In this regard, nonrecurring charges such as these are the basis for exclusion in the pro forma condensed income statement and earnings per share amounts.

Note 5 Commitments and Contingencies

Litigation, page F-16

16.   We note from your disclosures that you do not expect that the "ultimate" costs to resolve legal proceedings, claims and litigation will have a material adverse effect on your consolidated financial position, results of operations, or cash flows. Please explain and revise your disclosures to clarify your use of the term "ultimate." It appears you are using the term "ultimate" as a surrogate for the term "reasonably possible" or "remote." We believe your disclosures should conform to the terms within the guidance in ASC 450-20-50.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, to me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
Jeffrey D. Saper, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.